EXHIBIT 15.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements on Form S-8 (No. 333-156486 and No. 333-151271) of our reports dated April 19, 2017, relating to (1) the consolidated financial statements of Fanhua Inc., its subsidiaries and variable interest entities (the “Group”) and the financial statement schedule of Fanhua Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the translation of Renminbi amounts into United States dollars amounts for the convenience of the readers in the United States of America), and (2) the effectiveness of the Group's internal control over financial reporting, appearing in this Annual Report on Form 20-F of Fanhua Inc. for the year ended December 31, 2016.

/s/Deloitte Touche Tohmatsu

Hong Kong

April 19, 2017